SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No: 1)

Landsea Homes Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

51509P103

(CUSIP Number)

December 9, 2024

(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 51509P103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Huaijun Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%(2)
12	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Ever Fast Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%(2)
12	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS 1103849 B.C. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%(2)
12	TYPE OF REPORTING PERSON* CO

Explanatory Note

On December 5, 2024, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Landsea Holdings Corporation and Ever Fast Holdings Limited (“Ever Fast”) as the selling stockholders and B. Riley Securities, Inc., as representative of the several underwriters named therein (the “Underwriters”), pursuant to which Ever Fast agreed to sell to the Underwriters an aggregate of 3,565,217 shares of common stock (“Common Stock”) of the Issuer (the “Firm Shares”) at a price per share of $10.25, before underwriting discounts and commissions (the “Secondary Offering”). Ever Fast also granted the Underwriters a 30-day option to purchase up to an aggregate of 534,783 additional shares of Common Stock (the “Option Shares”) owned by Ever Fast. The sale of the Firm Shares in the Secondary Offering closed on December 9, 2024. On December 9, 2024, the Underwriters exercised the option to purchase the Option Shares and the sale of the Option Shares in the Secondary Offering closed on December 10, 2024. The Secondary Offering was made pursuant to a preliminary prospectus supplement and final prospectus supplement under the Issuer’s shelf registration statement on Form S-3 (File No. 333-252569) (the “Registration Statement”), each of which has been filed with the SEC.

This Amendment No. 1 amends and supplements the Schedule 13G filed on May 29, 2024 (the “Original Schedule 13G”). This Amendment No. 1 reports that on and by December 10, 2024, the Reporting Persons sold an aggregate of 4,100,000 shares of Common Stock at a price of $10.25 per share in connection with the Issuer’s Secondary Offering.

Item 1 (a). Name of Issuer:

Landsea Homes Corp.

Item 1 (b). Address of Issuer’s Principal Executive Offices:

1717 McKinney Avenue, Suite 1000

Dallas, TX 75202

Item 2 (a). Name of Person Filing:

i)	Huaijun Chen

ii)	Ever Fast Holdings Limited

iii)	1103849 B.C. Ltd.

Item 2 (b). Address of Principal Business Office or, if None, Residence:

Rooms 1007-1012, 10/F

K. Wah Centre, 191 Java Road

North Point, Hong Kong

Item 2 (c). Citizenship:

i)	Canadian

ii)	British Virgin Islands

iii)	British Columbia, Canada

Item 2 (d). Title of Class of Securities:

Common Stock

Item 2 (e). CUSIP Number:

51509P103

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under Section 15 of the Act;

(b)	Bank as defined in Section 3(a)(6) of the Act;

(c)	Insurance Company as defined in Section 3(a)(19) of the Act;

(d)	Investment Company registered under Section 8 of the Investment Company Act;

(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

☒	If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned:

0(1)

(b)	Percent of class:

0%(2)

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

(1)	Huaijun Chen is the sole officer, director and 100% owner of Ever Fast Holdings Limited and 1103849 B.C. Ltd.

(2)	Based on 36,282,883 outstanding shares of Common Stock of the Issuer as of September 30, 2024.

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 11, 2024
(Date)

/s/ Huaijun Chen
Huaijun Chen EVER FAST HOLDINGS LIMITED

By:	/s/ Huaijun Chen
Huaijun Chen, Director 1103849 B.C. Ltd.

By:	/s/ Huaijun Chen
Huaijun Chen, Director